SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32717

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

June 30, 2017

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of June 2017. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on July 25, 2017, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Hae-Sung Lee, Attorney-Adviser, at (202) 551-7345 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

SunAmerica Goldman Sachs Diversified Yield Fund, Inc. [File No. 811-22869]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on May 23, 2017.

Applicant's Address: Harborside 5, 185 Hudson Street, Suite 3300, Jersey City, New Jersey 07311.

Institutional Investor Trust [File No. 811-22429]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 27, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on May 26, 2017.

Applicant's Address: 1400 Center Road, Venice, Florida 34292.

RiverSource Diversified Income Series, Inc. [File No. 811-02503]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Columbia Diversified Bond Fund, a series of Columbia Funds Series Trust II and, on March 7, 2011, made a final distribution to its shareholders based on net asset value. Expenses of approximately $183,001 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 16, 2016, and amended on June 5, 2017.

Applicant's Address: 50606 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

RiverSource Large Cap Series, Inc. [File No. 811-02111]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Columbia Large Core Quantitative Fund, a series of Columbia Funds Series Trust II and, on March 7, 2011, made a final distribution to its shareholders based on net asset value. Expenses of approximately $183,001 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 16, 2016, and amended on June 5, 2017.

Applicant's Address: 50606 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

RiverSource Short Term Investments Series, Inc. [File No. 811-21914]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Columbia Short-Term Cash Fund, a series of Columbia Funds Series Trust II and, on March 7, 2011, made a final distribution to its shareholders based on net asset value. Expenses of approximately $183,001 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 16, 2016, and amended on June 5, 2017.

Applicant's Address: 50606 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

RiverSource Money Market Series, Inc. [File No. 811-02591]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Columbia Money Market Fund, a series of Columbia Funds Series Trust II and, on March 7, 2011, made a final distribution to its shareholders based on net asset value. Expenses of approximately $183,001 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 16, 2016, and amended on June 5, 2017.

Applicant's Address: 50606 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

RiverSource High Yield Income Series, Inc. [File No. 811-03848]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Columbia High Yield Bond Fund, a series of Columbia Funds Series Trust II and, on March 7, 2011, made a final distribution to its shareholders based on net asset value. Expenses of approximately $183,001 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 16, 2016, and amended on June 5, 2017.

Applicant's Address: 50606 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

RiverSource Equity Series, Inc. [File No. 811-00772]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Columbia Mid Cap Growth Opportunity Fund, a series of Columbia Funds Series Trust II and, on March 7, 2011, made a final distribution to its shareholders based on net asset value. Expenses of approximately $183,001 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 16, 2016, and amended on June 5, 2017.

Applicant's Address: 50606 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

Columbia Government Money Market Fund, Inc. [File No. 811-02650]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Columbia Government Money Market Fund, a series of Columbia Funds Series Trust II and, on March 7, 2011, made a final distribution to its shareholders based on net asset value. Expenses of approximately $183,001 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 16, 2016, and amended on June 5, 2017.

Applicant's Address: 50606 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

Seligman Portfolios, Inc. [File No. 811-05221]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Columbia Variable Portfolio – Mid Cap Growth Fund, a series of Columbia Funds Variable Insurance Trust I and, on May 2, 2011, made a final distribution to its shareholders based on net asset value. Expenses of approximately $183,001 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 16, 2016, and amended on June 5, 2017.

Applicant's Address: 50606 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

RiverSource Strategy Series, Inc. [File No. 811-03956]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Columbia Equity Value Fund, a series of Columbia Funds Series Trust II and, on March 7, 2011, made a final distribution to its shareholders based on net asset value. Expenses of approximately $183,001 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 16, 2016, and amended on June 5, 2017.

Applicant's Address: 50606 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

Seligman Global Fund Series, Inc. [File No. 811-06485]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Columbia Seligman Global Technology Fund, a series of Columbia Funds Series Trust II and, on March 7, 2011, made a final distribution to its shareholders based on net asset value. Expenses of approximately $183,001 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 16, 2016, and amended on June 5, 2017.

Applicant's Address: 50606 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

Columbia Frontier Fund, Inc. [File No. 811-04078]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Columbia Frontier Fund, a series of Columbia Funds Series Trust II and, on March 7, 2011, made a final distribution to its shareholders based on net asset value. Expenses of approximately $183,001 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 16, 2016, and amended on June 5, 2017.

Applicant's Address: 50606 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

Columbia Seligman Communications & Information Fund, Inc. [File No. 811-03596]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Columbia Seligman Communications and Information Fund, a series of Columbia Funds Series Trust II and, on March 7, 2011, made a final distribution to its shareholders based on net asset value. Expenses of approximately $183,001 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 16, 2016, and amended on June 5, 2017.

Applicant's Address: 50606 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

RiverSource Bond Series, Inc. [File No. 811-03178]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Each series of applicant has transferred its assets to a corresponding series of Columbia Funds Series Trust II and, on March 7, 2011, made a final distribution to its shareholders based on net asset value. Expenses of approximately $732,003 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 16, 2016, and amended on June 5, 2017.

Applicant's Address: 50606 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

RS Investment Trust [File No. 811-05159]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Each series of applicant has transferred its assets to a corresponding series of Victory Portfolios and, on July 29, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $6,471,304 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Date: The application was filed on June 6, 2017.

Applicant's Address: 4900 Tiedeman Road, 4th Floor, Brooklyn, Ohio 44144.

RS Variable Products Trust [File No. 811-21922]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Each series of applicant has transferred its assets to a corresponding series of Victory Variable Insurance Funds and, on July 29, 2016, made a final distribution to its shareholders based on net asset value. The RS S&P 500 Index VIP Series, a series of RS Variable Products Trust, is a named defendant in the multi-district class action lawsuit. Any potential liability for this action was assumed by the Victory S&P 500 Index VIP Series, a series of Victory Variable Insurance Funds. Expenses of $1,517,960 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Date: The application was filed on June 6, 2017.

Applicant's Address: 4900 Tiedeman Road, 4th Floor, Brooklyn, Ohio 44144.

CPG Alternative Strategies Fund, LLC [File No. 811-22446]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 23, 2016, September 1, 2016, December 20, 2016, and May 15, 2017, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of $11,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on June 9, 2017.

Applicant's Address: c/o Central Park Advisers, LLC, 805 Third Avenue, New York, New York 10022.

Winton Series Trust [File No. 811-23004]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 27, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on May 16, 2017, and amended on June 9, 2017.

Applicant's Address: One Freedom Valley Drive, Oaks, Pennsylvania 19456.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Brent J. Fields
Secretary